Exhibit 3

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (2), (5) and (10) OF THE MINUTES OF THE 32nd MEETING OF THE BOARD

OF DIRECTORS, HELD ON AUGUST 13, 2013

As secretary of the meeting of the Board of Directors, I hereby certify that items (2), (5) and (10) of the Agenda of the Minutes of the 32nd Meeting of the Board of Directors of Oi S.A., held on August 13, 2013, at 10:30 a.m. at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, read as follows:

“With respect to item (2) of the Agenda, Mr. Bayard Gontijo presented the Company’s Second Quarter Financial Statements and the issues raised, having been informed that the disclosure of such financial statements should occur on this date, after the closing of trading.”

“With respect to item (5) of the Agenda, Mr. Bayard submitted a proposal for the re-ratification of the resolution included in item 5 (ii) of the Agenda of the Meeting of this Board held on March 20, 2013 and of Item 3 of the Agenda of the Meeting of this Board held on May 15, 2013, relating to the issuance, by the Company, of simple, unsecured debentures, not convertible into shares in up to two series, totaling up to R$1,200,000,000.00 (one billion, two hundred million reais), pursuant to CVM Instruction No. 400, of November 29, 2003, since the Company no longer qualifies as an Issuer with Large Market Exposure (Emissora de Grande Exposição ao Mercado—EGEM), pursuant to article 34 of CVM Instruction No. 480, of December 7, 2009, making it necessary to register the offering with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), through the simplified procedure established by the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais—ANBIMA), in accordance with CVM Instruction No. 471, of August 8, 2008. The Board Members unanimously approved the proposal, ratifying all other terms of the issuance approved at the above-mentioned meetings, including delegation of powers to the Executive Officers to adopt any and all necessary actions to implement the resolutions described above, including to hire service providers and enter into contracts on terms and conditions as it considers appropriate to the Company’s interests. Mr. Bayard said that the outcome of the bookbuilding process will be ratified through an amendment to the Indenture, which will be filed with the Commercial Registry of the State of Rio de Janeiro (Junta Comercial do Rio de Janeiro – JUCERJA), and will be disclosed through an announcement of commencement of issuance, pursuant to Article 23, paragraph 2, of CVM Instruction No. 400, without further corporate approval by the Company or general meetings of Debenture Holders.”

“Finally, with respect to item (10) of the Agenda, Mr. Bayard submitted a proposal to discontinue the disclosure of projections about the future performance (guidance) of the Companies and its subsidiaries, considering the volatility of the macroeconomic environment in the last few months, especially with respect to the indices used as premises to base the disclosure of projections about future performance (guidance) – exchange rate, interest rates and GDP growth. Next, a proposal was submitted, in light of the current macroeconomic environment, financial market conditions and the need to invest in business development, to change the Company’s Shareholder Compensation Policy (“Compensation Policy”) approved by this Board on April 16, 2012 and outline a new Compensation Policy for 2013-2017 (with respect to the 2013 to 2016 fiscal years), consisting of estimated payments, at the time of each General Shareholders’ Meeting that will vote on the financial statements as of and for the 2013, 2014, 2015 and 2016 fiscal years, of R$500,000,000.00 (five hundred million reais), which represents, approximately, the minimum amount necessary to currently meet the following objectives: (I) pay dividends in the amount equivalent to the greatest of (a) 25% of adjusted net income for the year, (b) 3% of shareholders’ equity, and (b) 6% of the capital stock; and (II) ensure equitable pay between species of preferred and common shares. The shareholder compensation policy hereby proposed may take place through the payment of interim dividends and implemented through the distribution of dividends, payment of interest on capital, share grants, share redemptions, capital reduction or other forms that enable the distribution of funds to shareholders, subject to market conditions, Oi’s then-prevailing financial condition, the applicable legal/regulatory regimes and other factors deemed relevant by this Board. The Board Members unanimously approved the proposal and decided that, with respect to shareholder compensation for the 2013 fiscal year, they will timely decide on the payment of dividends in October 2013 in the amount of R$500,000,000.00 (five hundred million reais), which will be allocated to the income reserve account and considered as part of the dividends required to be paid with respect to the 2013 fiscal year.”

A majority of members of the Board of Directors were presente and signed the minutes: José Mauro M. Carneiro da Cunha; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Sergio Franklin Quintella; Rafael Cardoso Cordeiro; Renato Torres de Faria; Cristiano Yazbek Pereira; Alexandre Jereissati Legey; José Valdir Ribeiro dos Reis; Shakhaf Wine; Fernando Magalhães Portella; Laura Bedeschi Rego de Mattos (Alternate); Marcelo Almeida de Souza (Alternate); and Alcinei Cardoso Rodrigues (Alternate).

Rio de Janeiro, August 13, 2013.

José Augusto da Gama Figueira

Secretary

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